SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 182nd Board of Directors’ Meeting” dated on September 29, 2010.

(São Paulo – Brazil; September 30, 2010) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 182nd Board of Directors’ meeting held on September 29, 2010:

1. DATE, TIME AND VENUE: September 29, 2010, at 11:00 (São Paulo time), at the Company’s headquarters located at Rua Martiniano de Carvalho #851, São Paulo - SP.

2. DELIBERATIONS:

2.1 INTERIM DIVIDENDS AND INTEREST ON OWN CAPITAL: The Board of Directors approved the Board’s proposal of interim dividends and interest on own capital to shareholders on the following conditions: (i) interim dividends, in the amount of R$196,355,000.00 (one hundred and ninety six million, three hundred and fifty five thousand reais), based on earnings reported in the balance sheet of June 2010, which will be charged to the mandatory minimum dividend; (ii) credit of interest on own capital, in the amount of R$390,000,000.00 (three hundred and ninety million reais), that represents a net amount, after withholding tax, of R$331,500,000.00 (three hundred and thirty one million, five hundred thousand reais), which will be charged to the mandatory minimum dividend ad referendum of the General Shareholders’ Meeting; (iii) The accounting of interim dividends and interest on own capital will be held on September 30, 2010; (iv) The payment of these interim dividends and interest on own capital will be carried out starting until the end of fiscal year of 2010, in a specific date to be determined by the Company’s Board; (v) The interim dividends and interest on own capital must be credited on individual basis for each shareholder, obeying the equity position registered as so in the Telesp´s registry book by the end of September 30, 2010. After this date, the Company’s shares will be considered as “ex-dividends” and “ex-Interest on Own Capital”.

Certify that the deliberation registered in the present document consists of the minutes of 182nd Board of Directors’ Meeting of Telecomunicacoes de Sao Paulo SA -Telesp, held on September 29, 2010, drawn up in the own book. Secretary of the Company’s Board of Directors - Gustavo Fleichman.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 30, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director